1776 Yorktown, Suite 550

Houston, Texas 77056

June 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin
Jane Park

Re:	Nexalin Technology, Inc.

Pre-Effective Amendment No. 3 to Registration Statement on Form S-1

File No. 333-279684

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 pm, Eastern Time, on Thursday, June 27, 2024, or as soon thereafter as is practicable.

Very truly yours,

NEXALIN TECHNOLOGY, INC.

By:	/s/ Mark White
Name:	Mark White
Title:	Chief Executive Officer